Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128074
PROSPECTUS SUPPLEMENT NO. 3
TO PROSPECTUS DATED DECEMBER 20, 2005
$90,000,000
EVERGREEN SOLAR, INC.
4.375% Convertible Subordinated Notes due 2012
and the Common Stock Issuable Upon Conversion of the Notes
     This Prospectus Supplement supplements the Prospectus dated December 20, 2005 (as previously supplemented by the Prospectus Supplements dated March 31, 2006 and June 30, 2006) (the “Prospectus”) of Evergreen Solar, Inc. relating to the offer and sale from time to time by certain selling securityholders of our 4.375% Convertible Subordinated Notes due 2012 (the “Notes”), and the common stock issuable upon conversion of the Notes. We will not receive any proceeds from the sale of the Notes or the common stock issuable upon conversion of the Notes by the selling securityholders.
     This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

     Investing in the Notes or the common stock into which the Notes are convertible involves risks. See “Risk Factors” beginning on page 8 of the Prospectus.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is December 22, 2006.

SELLING SECURITYHOLDERS
     The table below supplements or amends the information in the table appearing under the heading “Selling Securityholders” beginning on page 62 of the Prospectus. Where the name of a selling securityholder identified in the table below also appears in the table in the Prospectus, the information set forth in the table below regarding that selling securityholder supersedes the information in the Prospectus. The following table contains information as of December 18, 2006 with respect to the selling securityholders listed below and the principal amount of notes and the underlying common stock beneficially owned by such selling securityholder that may be offered using this prospectus. Information concerning the selling securityholders may change from time to time and, if necessary, we will amend or supplement the Prospectus accordingly.

	Principal
	Amount at
	Maturity of		Number of
	Notes		Shares of	Percentage of
	Beneficially	Percentage of	Common Stock	Common Stock
	Owned That	Notes	That May Be	Outstanding
Name	May Be Sold	Outstanding	Sold (1)	(2)
Aristeia International Limited (3)	$12,880,000	14.31%	1,742,895	2.50%

Aristeia Partners LP (4)	$2,120,000	2.36%	286,874	*

Basso Fund Ltd. (5)	$137,000	*	18,538	*

Basso Holdings Ltd. (6)	$2,220,000	2.47%	300,405	*

Basso Multi-Strategy Holding Fund Ltd. (7)	$432,000	*	58,457	*

Five Sticks, L.P. (8)	$211,000	*	28,552	*

*	Less than 1%

(1)	Assumes conversion of all of the holder’s Notes at a conversion price of $7.39 per share of common stock. However, this conversion rate is subject to adjustment as described under the section entitled “Description of Notes — Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the Notes may increase or decrease in the future.

(2)	Calculated based on 68,084,832 shares of common stock outstanding as of November 22, 2006. In calculating each holder’s percentage of common stock outstanding, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s Notes. However, we did not assume the conversion of any other holder’s Notes.

(3)	Aristeia Advisors LLC is the investment manager for Aristeia International Limited. Aristeia Advisors LLC is jointly owned by Kevin Toner, Anthony Frascella, Robert H. Lynch Jr. and Bill Techer.

(4)	Aristeia Advisors LLC is the general partner of Aristeia Partners LP. Aristeia Advisors LLC is jointly owned by Kevin Toner, Anthony Frascella, Robert H. Lynch Jr. and Bill Techer.

(5)	Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Fund Ltd. (“Basso Fund”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to Basso Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(6)	Basso is the Investment Manager to Basso Holdings Ltd. (“Basso Holdings”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to Basso Holdings. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(7)	Basso is the Investment Manager to Basso Multi-Strategy Holding Fund Ltd. (“Basso Multi-Strategy”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to Basso Multi-Strategy. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(8)	Basso is the Investment Manager to Five Sticks, L.P. (“Five Sticks”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to Five Sticks. Mr. Fischer disclaims ultimate beneficial ownership of the shares.